Mail Stop 4561

December 19, 2006

James C. Malone
Chief Financial Officer
The TriZetto Group, Inc.
567 San Nicolas Drive, Suite 360
Newport Beach, CA 92660

> **Re:** **The TriZetto Group, Inc.**
> **Form 10-K for the Fiscal Year Ended**
> **December 31, 2005**
> **Filed February 17, 2006**
> **Forms 8-K filed January 14, 2005, February 11, 2005, April 26, 2005**
> **and July 26, 2005**
> **File No. 000-27501**

Dear Mr. Malone:

We have reviewed the above referenced filings and have the following comments. Please note that we have limited our review to the matters addressed in the comments below. We may ask you to provide us with supplemental information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K Filed February 17, 2006

Consolidated Statements of Operations, page F-4

1. We note that you include both products and services in your line item titled "non-recurring revenue" in your Consolidated Statements of Operations. We also note similar classifications related to the corresponding cost of revenue. Tell us how you considered presenting separate line items for revenue earned from the sale of

your products and services, as well as cost of revenue, in your Consolidated Statements of Operations. Refer to Rule 5-03(b)(1) and (2) of Regulation S-X.

Note 2. Summary of Significant Accounting Policies

Revenue Recognition, page F-9

2.   We note in your disclosure that you generate recurring revenues under hosting arrangements which is typically billed and recognized monthly over the contract term. Although we note your reference to EITF 00-3, it is unclear how your revenue recognition policy related to these arrangements complies with such guidance. Please clarify the terms of these arrangements including how your revenue recognition policy complies with the guidance under EITF 00-3. In this regard, tell us whether your customers have the right to take possession of your software during the hosting agreement without significant penalty. Also, please explain your reference to EITF 00-3 in your discussion of "non-recurring" revenues in your policy footnote as it appears that this guidance relates only to your recurring revenues.

3.   We also note in your disclosure that for arrangements that contain multiple elements, revenue is recognized using the residual method where vendor-specific objective evidence (VSOE) of fair value exists for all undelivered elements. However, based on your disclosure, it is not clear how you have established VSOE for the undelivered elements. Please tell us how you established VSOE of the undelivered elements in your multiple element arrangements and the general terms for those elements (e.g. the initial term for PCS and maintenance). In this regard, describe the process you use to evaluate the various factors that affect your VSOE and explain how your determination of VSOE complies with paragraphs 10 and 57 of SOP 97-2.

4.   We note your disclosures on page 4 where you indicate that the Company released a new product, Facets Extended Enterprise, which was a "major expansion" of Facets. On page 6 you indicate that many customers are upgrading to Facets Extended Enterprise and such upgrades are included in customers' annual release fees. Tell us what you mean by "annual release fees". Also, tell us whether you consider the upgrades provided in the annual release fees to be specified product or specified upgrades and explain how you made your determination. If you consider these items to be unspecified upgrades then please confirm that no portion of the discount, if any, is allocated to such element. Tell us how you considered paragraphs 37 - 42 of SOP 97-2 in accounting for such rights.

Note 9. Long-term Convertible Debt, page F-18

5.   We note that you issued $100 million aggregate principal amount of 2.75%
        Convertible Senior Notes due 2025 and that upon conversion, you have the right
        to deliver shares of your common stock, cash or a combination of cash and shares
        of your common stock. Tell us how you considered applying the guidance in
        EITF Issue 00-19 in evaluating whether the debt conversion features of these
        notes include embedded derivatives that you should separate from the debt host
        and account for at fair value under SFAS 133.

Form 10-Q filed November 6, 2006

Consolidated Balance Sheets, page 1

6.   We note a significant increase in your allowance for bad debts during the nine
        month period ended September 30, 2006. Tell us the nature of the increase and
        how you considered including a discussion in your Management's Discussion and
        Analysis of Financial Condition and Results of Operations related to this increase.
        Additionally, tell us whether the reasons for this increase affected your revenue
        recognition for the related sales.

Note 8. Litigation, page 7

7.   We note that you entered into a settlement agreement with McKesson Information
        Solutions LLC (McKesson) to settle a patent infringement lawsuit and that you
        agreed to pay McKesson $15 million for a license of a patent that covers past and
        future use by the Company. Tell us how you determined whether this settlement
        contains multiple elements and tell us why you believe the recognition of the total
        settlement payment in the third quarter of fiscal 2006 is appropriate given that it
        appears to provide you with future economic benefit associated with a license of
        the patent.

Note 9. Acquisitions, page 9

8.   We note you amortize certain acquired core technology associated with your
        acquisition of CareKey, Inc. over an estimated useful life of ten years. Tell us
        why you believe an estimated life of ten years is appropriate for this acquired
        technology and whether the remaining costs are realizable in the near future.
        Additionally, tell us specifically what this acquired technology represents
        and how these costs differ from acquired existing software. In this regard, tell us
        how you considered paragraph 7 of SFAS 86 in determining that such costs
        should not be interpreted as SFAS 86 computer software costs.

9.   We also note that you include the amortization of capitalized software development costs as a cost of revenue. Tell us whether you include the amortization related to the acquired core technology as a component of cost of revenue. If you do not include such amortization as a cost of revenue, tell us your basis for not doing so. Refer by analogy to FASB Staff Implementation Guide, SFAS 86, Question 17.

Form 8-K's filed February 9, 2006, April 25, 2006, August 1, 2006 and October 24, 2006

10.   We note your Adjusted EBITDA Presentation in the Form 8-K's referenced above. We believe the non-GAAP operating statement format appearing in your Form 8-K's may create the unwarranted impression to investors that the non-GAAP operating statement has been prepared under a comprehensive set of accounting rules or principles while also conveying undue prominence to a statement based on non-GAAP measures. In addition, Section II.A.2 of SEC Release 33-8176 defines non-GAAP measures and does not contemplate including non-GAAP financial statements as a "measure." Please remove that presentation, or explain to us in reasonable detail why its retention is justified in light of these concerns. As a substitute for this presentation format, you may consider presenting only individual non-GAAP measures (i.e. Adjusted EBITDA).

* * * * *

        As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. You may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter with any amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your responses to our comments.

         We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Patrick Gilmore at (202) 551-3406 or me at (202) 551-3730 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Kathleen Collins
Accounting Branch Chief